Item 77D

BT PYRAMID MUTUAL FUNDS

At the June 2002 Board meeting, the Board of Directors approved permitting each of the taxable money market funds (including the Cash Management Portfolio) to classify asset- backed commercial paper based on standard classifications utilized by rating agencies and increasing the limit on asset-backed commercial paper from 25% to 50%.